# SEC Schedule 13G/A (Amendment No. 14) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OMEROS CORP, CIK 0001285819
CUSIP: 682143102
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 201 ELLIOTT AVENUE WEST, SEATTLE, Washington (WA), 98119
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001041885

## Reporting persons
- INGALLS & SNYDER LLC: type of reporting person: broker-dealer (BD), investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 3,466,268; aggregate amount beneficially owned 3,466,268 (4.8% of the class)

## Item 1. Issuer
Name of issuer: OMEROS CORP
Address of issuer's principal executive offices: 201 ELLIOTT AVENUE WEST, SEATTLE, WASHINGTON, 98119

## Item 2. Person Filing
Name of person filing: INGALLS & SNYDER, LLC
Address of principal business office or, if none, residence: 1 ROCKEFELLER PLAZA, NEW YORK, NY 10020
Citizenship: NEW YORK

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3466268
Percent of class: 4.8
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3466268

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Ingalls & Snyder, LLC ("I&S") is a registered broker dealer and a registered investment advisor. Shares reported under shared
dispositive power include shares held in accounts managed under investment advisory contracts. Share count assumes conversion of $550,000 Omeros 5.25% due 2/15/26.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- INGALLS & SNYDER LLC: THOMAS O BOUCHER JR, MANAGING DIRECTOR (04/23/2026)